SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Devine, John M. (Last) (First) (Middle) General Motors Corporation 300 Renaissance Center MC: 482-C39-B30 (Street) Detroit, MI 48265-3000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol General Motors Corporation GM & GMH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 13 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice Chairman & Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
General Motors Common Stock, $1-2/3 Par Value	12/13/2002	I |	19,040 | D |	166,584	D (1)
General Motors Common Stock, $1-2/3 Par Value				27	I	Trust (2)
GM Class H Common Stock, $.10 Par Value				3,503	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Devine, John M. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
GM Stock $1-2/3 Par Value Phantom Stock Units (3)	1:1	12/13/2001	I |	(A) 19,040	(3) | (3)	General Motors Common Stock, $1-2/3 Par Value - 19,040		48,371	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (4)	$52.35				Current | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 66,668		66,668	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (4)	$52.35				01/08/2003 | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 66,666		66,666	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (4)	$52.35				01/08/2004 | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 66,666		66,666	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (5)	$52.54				(5) | 12/13/2011	General Motors Common Stock, $1-2/3 Par Value - 300,000		300,000	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (5)	$52.54				Current | 12/13/2011	General Motors Common Stock, $1-2/3 Par Value - 200,000		200,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Martin I. Darvick - POA for John M. Devine Page 2 SEC 1474 (3-99)

Devine, John M. - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for General Motors Corporation GM & GMH

Form 4 - December 2002

John M. Devine
General Motors Corporation
300 Renaissance Center MC: 482-C39-B30
Detroit, MI 48265-3000
Explanation of responses:

 (1)   Restricted Stock Unit grant, 19,040 shares to be delivered on each of 12/13/02, 12/13/03, 12/13/04 and 12/13/05. Also, 95,000 shares are to be delivered 18 months after my retirement. Shares are subject to forfeiture. Dividend equivalents are earned on each share until delivered. On 12/13/02, 19,040 shares were deferred into the General Motors Deferred Compensation Plan.
(2)   Shares held in trust under General Motors Stock Purchase Program as of 12/31/01. State Street Bank & Trust Co., Trustee. Shares owned pursuant to Rule 16b-3 exempt employee savings plan.
(3)   The Phantom Stock Units were accrued under the General Motors Deferred Compensation Plan and are to be settled in cash upon my retirement.
(4)   Employee stock options granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan.
(5)   Employee stock options granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan; 100,000 shares are first exercisable on 12/13/03; 100,000 shares are first exercisable on 12/13/04; and 100,000 shares are first exercisable on 12/13/05.

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